                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-39673


PROSPECTUS
----------



                               4,201,351 Shares

                              WORLD AIRWAYS, INC.

                                 Common Stock


     We have registered 4,201,351 shares of our common stock for sale or distribution by the selling security holders named in this prospectus. We will not receive any proceeds of sale. The selling security holders may sell or distribute the shares from time to time in public trading transactions at the market price, in negotiated transactions, or in any other way described in this prospectus. The offering will not be underwritten.

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "WLDA". The closing sale price of our common stock on that market, on June 28, 2000, was $.8125 per share.

     Investing in our common stock involves a high degree of risk. See "Risk Factors," beginning on page 9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is June 29, 2000.

                      WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy these reports, proxy statements, and other information at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at (800) SEC-0330 for more information about the operation of the public reference rooms.
You may also request copies of these documents by writing to the SEC and paying a fee for the copying cost. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov" and at our own web site at "http://www.worldair.com".

     The SEC allows us to "incorporate by reference" information included in documents that we file with it, which means that we may disclose important information to you by referring you to other documents. Information incorporated by reference is an important part of this prospectus, and documents that we file later with the SEC will automatically update and supersede that information. We are incorporating by reference in this prospectus the documents listed below and, until the termination of the offering, any future filings which we make with the SEC under Sections 13(a), 13(c), 14, and 15 (d) of the Securities Exchange Act of 1934:

          . Our annual report on Form 10-K for the year ended December 31, 1999, which contains our financial statements for our latest fiscal year,

          . Our quarterly report on Form 10-Q for the quarter ended March 31, 2000, and

          . Our registration statement on Form 8-A, as amended, which includes a description of our common stock.

     We will provide you, without cost, with a copy of any of these filings on request made orally or in writing to us at the following address:

                              World Airways, Inc.
                       13873 Park Center Road, Suite 490
                           Herndon, Virginia  20171
                           Attn:  Investor Relations
                              Tel: (703) 834-9200
                              Fax: (703) 834-9360

                              WORLD AIRWAYS, INC.

     We are a U.S. certificated airline, founded in 1948. We provide long-range domestic and international supplemental air transportation service, for both passengers and cargo, to the United States government, international air carriers, tour operators, major international freight forwarders, and cruise ship companies. We do not provide scheduled service. We are a Delaware corporation. Our principal executive offices are located near Washington Dulles International Airport in The Hallmark Building, 13873 Park Center Road, Suite 490, Herndon, Virginia 20171, and our main telephone number is (703) 834-9200.

Shares Being Offered

     By WorldCorp

     In 1987, WorldCorp, Inc., a Delaware corporation, acquired us, and we became its wholly-owned subsidiary. In 1994, WorldCorp sold 24.9% of our outstanding common stock to Naluri Berhad, a Malaysian aviation company. In October 1995, we engaged in an initial public offering of our common stock. Since then, we have issued shares to our employees and others under various employee benefit plans.

     On February 12, 1999, unable to pay its debts, WorldCorp filed a petition for reorganization, under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the District of Delaware. From the petition date to May 23, 2000, WorldCorp continued to own and manage its various properties as debtor and debtor-in-possession. These included, at March 31, 2000, an aggregate of 2,201,351 shares of our common stock, our only outstanding class of voting securities, then equal to approximately 21.6% of the total shares outstanding. WorldCorp held our shares directly and through its wholly-owned subsidiary, WorldCorp Acquisition Corp., a Delaware corporation, which was then a debtor in a separate Chapter 11 case in Delaware.

     In August 1999, we concluded an agreement with WorldCorp and WorldCorp Acquisition Corp., later approved by the bankruptcy court, under which we reacquired 1,069,000 shares of our common stock in payment and satisfaction of approximately $1.8 million in debt owed to us by WorldCorp. As a result of that transaction, we ceased to be a creditor of WorldCorp. Even after the reacquisition, however, on account of WorldCorp's continuing large stake in our outstanding common stock and its contractual right to designate up to three persons for appointment to our board of directors, WorldCorp may be deemed to be our affiliate.

     On March 16, 2000, WorldCorp and WorldCorp Acquisition Corp. filed with the bankruptcy court a proposed liquidating plan of reorganization that called for the remaining shares of our common stock held by them to be sold or distributed to some of their creditors. Under the plan, WorldCorp and WorldCorp Acquisition Corp. were to cease operations, distribute their assets, and be dissolved. The required classes of creditors voted to approve the plan, and the bankruptcy court held a confirmation hearing in which the creditors of WorldCorp and WorldCorp Acquisition Corp. had the opportunity to participate and be heard.

     By order dated May 23, 2000, the bankruptcy court confirmed the liquidating plan with modifications; substantively consolidated the two bankruptcy cases to permit WorldCorp Acquisition Corp. to be treated as having merged with and into WorldCorp; permitted the two debtors to continue to exist, as a liquidating entity, solely to be liquidated; appointed W. Joseph Dryer as president and liquidating agent of the debtors; appointed Wilbur L. Ross, Jr., Gordon C. McCormick, and Thomas Siering as sole directors and members of the liquidating committee of the debtors; and permitted the remaining assets of the debtors to be retained by the debtors, as the liquidating entity, for future sale or distribution to their creditors, in either case free and clear of all liens, encumbrances, claims, or interests of creditors and shareholders of the debtors and without further supervision by the bankruptcy court generally, except as otherwise provided in the plan.

     In the confirmation order, the bankruptcy court established April 21, 2000 as the record date for determining which creditors of the debtors were eligible to receive distributions under the plan. The bankruptcy court permitted Mr. Dryer, as the liquidating agent, with the consent of Messrs. Ross, McCormick, and Siering, as the liquidating committee, to distribute our shares ratably to certain eligible creditors of the debtors without making a prior offer to distribute them to any creditor, so long as the distribution would be permitted by and made in compliance with applicable securities laws. Messrs. Ross, McCormick, and Siering are all creditors, or representatives of creditors, of the debtors that are eligible to receive distributions of our shares. Legal counsel representing WLR Recovery Fund, L.P., a principal creditor of WorldCorp, replaced pre-confirmation counsel representing WorldCorp and WorldCorp Acquisition Corp. Mr. Ross is managing member of the general partner of WLR Recovery Fund, L.P.

     Before the entry of the confirmation order, at the request of the debtors, we had registered the remaining shares of our common stock held by WorldCorp and WorldCorp Acquisition Corp., under the federal Securities Act of 1933, for sale or distribution by them. The federal registration statement became effective on April 26, 2000. Having concluded, on the advice of their counsel, that they might properly do so, WorldCorp and WorldCorp Acquisition Corp. have now advised us that they intend to use this prospectus to permit the distribution of our shares, in conformity with the federal securities laws, to or for the benefit of otherwise eligible creditors in each U.S. state or other jurisdiction where such distribution may properly be made without registration or qualification under the state securities laws. They have further advised us of their conclusion that such a distribution may properly be made in all of the 50 U.S. states, the District of Columbia, Puerto Rico, and Guam.

     In a separate transaction, WLR Recovery Fund, L.P., the beneficial holder of a claim against WorldCorp entitling it to a distribution of approximately 760,000 shares of our common stock, has agreed with our chairman of the board of directors and chief executive officer, Hollis L. Harris, and certain of our other executives and senior managers (the "Harris Group") to sell to the members of the Harris Group, for their individual accounts, for a purchase price of $.50 per share, any of our shares which it in fact receives in a liquidating distribution. The members of the Harris Group are all "accredited investors" within the meaning of the federal securities laws.

     By ILFC and Boeing

     In August 1999 and March 2000, respectively, we entered into separate agreements with International Lease Finance Corporation, a California corporation, and The Boeing Company, a Delaware corporation, our principal aircraft lessors. Under each agreement, we issued warrants, exercisable at any time during the five years after the date of each warrant agreement, to purchase up to 1,000,000 shares of our common stock at a purchase price of $2.50 per share. We also agreed to register the shares, before or after exercise of the warrants, for public sale. Accordingly, ILFC and Boeing are using this prospectus to offer a total of 2,000,000 shares of our common stock which they have the right to acquire, at market prices, in negotiated transactions, or in any other way described in this prospectus.

Market for Our Shares

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "WLDA". The closing sale price of our common stock on that market on June 28, 2000, was $.8125 per share.

Our Business

     We provide supplemental aircraft to our customers under two types of contracts. These are called "wet leases" (also known as "ACMI contracts") and "full service contracts" (also known as "charters"). Under wet leases, we supply aircraft, crew, maintenance, and insurance only, while the customers agree to be responsible for other operating costs, including fuel. Under full service contracts, we supply ACMI and agree to be responsible for most other operating costs, including landing, handling, and fuel. In either case, the customer bears the risk of filling the aircraft.

     We generally charge our customers on a block hour basis. "Block hours" are the elapsed time from the moment an aircraft first moves under its own power at the point of origin to the time it comes to rest at its final destination. We generally charge a lower rate per block hour for wet leases than full service contracts.

     We focus our marketing efforts on the U.S. Air Force Air Mobility Command, international leisure tour operators, freight operators, international airlines operating in countries where rapid economic development drives demand for our services, and cruise ship companies. During the last ten years, a material portion of our revenues has been derived from providing charter transportation services to airlines transporting pilgrims to the annual Hadj pilgrimage in Mecca. All of our aircraft are operated under long-term leases. We believe that our fleet of modern aircraft is well suited to the needs of our customers and provides superior economic service.

     The market for passenger and cargo ACMI and full service charter business is highly competitive. Some of the passenger and cargo air carriers that we compete against have substantially greater financial resources and more extensive facilities and equipment than we do.

We believe that the age of an aircraft fleet, the passenger, range, and payload capacities of aircraft, and price are the principal competitive factors in our industry. Competitors in the passenger charter market include Martinair, Tower Air, Omni Air International, and American Trans Air. Competitors in the cargo charter market include all-cargo carriers Atlas Air, Gemini Air Cargo, Polar Air Cargo, and Kitty Hawk and scheduled and non-scheduled passenger carriers that have substantial belly capacity. Our ability to compete depends, in part, upon our success in convincing major international airlines and tour operators that outsourcing some portion of their air passenger and cargo business is cost-effective.

     The domestic and international air transportation industry is highly sensitive to general economic conditions and can be adversely affected by unexpected global political developments. In fact, during the 1997-99 period, we were adversely affected by economic conditions in Malaysia, Indonesia, and other countries in the Asia Pacific region. Those conditions included national liquidity crises, currency devaluations, higher regional interest rates, reduced opportunities for refinancing or refunding of maturing debts, and a general reduction in spending throughout the region. Largely as a result of these factors, we operated unprofitably in our 1998 and 1999 fiscal years. However, management believes that these conditions have started to improve and will provide new opportunities to lease aircraft to airline customers, particularly customers which have deferred or canceled new aircraft orders but are now in need of providing additional airlift.

     Due to the high fixed costs of leasing and maintaining aircraft and the costs for cockpit crewmembers and flight attendants, our aircraft must have high utilization at attractive rates in order for us to operate profitably. Although our strategy is to enter into long-term contracts with customers, the terms of existing customer contracts are shorter than the terms of our aircraft leases.

Customers

     Our business has historically been dependent on a few major customers, the loss of any one or more of which could have a material adverse effect on our business. In 1999, our principal customers were the United States Air Force and Malaysian Airline System Berhad. They provided approximately 51% and 9%, respectively, of our revenues and 35% and 11%, respectively, of total block hours flown. In 1998, our principal customers were the USAF, MAS, and P.T. Garuda Indonesia. They provided approximately 41%, 19%, and 12%, respectively, of our revenues and 27%, 18%, and 13%, respectively, of total block hours flown. In 1997, the same customers provided approximately 25%, 21%, and 10%, respectively, of our revenues and 16%, 23%, and 11%, respectively, of total block hours flown. A contract with Philippine Airlines, which expired in February 1998, provided 31% of our revenues and 34% of our block hours flown in 1997.

     USAF. We have provided air transportation services, principally internationally, to the USAF since 1956. In exchange for requiring pledges of aircraft to the Civil Reserve Aircraft Fleet for use in times of national emergency, the USAF awards contracts to CRAF participants, acting alone or through teaming arrangements, for peacetime transportation of personnel and cargo.

     We have historically led a contractor teaming arrangement that has enjoyed a large share of the USAF's overall commercial airlift requirement. During a period in which the U.S. military downsized substantially, our portion of the fixed USAF award increased from $15.6 million for the government's 1993 fiscal year to $86 million for the government's 1999 fiscal year. In our 1999 fiscal year, our revenue from the fixed award was $94 million, and our AMC expansion revenue was $40.5 million.

     Our teaming agreement negotiations for the government's 2000 fiscal year resulted in a substantial reduction in our share of the USAF's fixed commercial airlift requirement, to $27 million. However, in the first six months of the government's 2000 fiscal year, our AMC expansion revenue was approximately $42 million, including approximately $13.5 million from the requested operation of passenger charter flights to replace another carrier. The AMC has also requested us to operate long-range passenger charter flights across the Pacific for the balance of the government's 2000 fiscal year, with a value to us of approximately $13.1 million.

     The USAF recently approved AMC teaming arrangements for the government's 2001 fiscal year. We will be a member of the 2001 Emery Worldwide Airlines Contractor Team, which will also include American Airlines, Continental Airlines, Delta Air Lines, Evergreen International Airlines, North American Airlines, Northwest Airlines, Trans World Airlines, United Parcel Service, and US Airways with an acquisition of mobilization points from United Airlines. We will be entitled to approximately 65%, or $108 million, of the expected $166 million wide-body fixed-buy contract award and a proportionate amount of any expansion business.

     Malaysian Airline System. We have provided wet lease transportation services to Malaysian Airline System since 1981. Naluri, which owned 18.9% of our outstanding common stock at March 31, 2000, owns approximately 28% of MAS. Beginning in October 1999, we ceased operating for MAS as a result of its failure to make monthly payments for our aircraft. MAS disputed its obligation to make payments after September 30, 1999, and we deployed our aircraft
elsewhere following MAS's cessation of payments.   In May 2000, we resolved our
dispute with MAS when it made, and we accepted, an additional lump-sum payment of $7 million as final payment of its existing contract obligations.

     Renaissance Cruises. We began flying one aircraft for Renaissance Cruises in August 1999, providing exclusive air service to Athens and Istanbul from New York. Our contract with Renaissance was later extended and a second aircraft was added. The contract provides for a third aircraft to operate in 2001. However, the most recent Renaissance flight schedule requires significantly fewer hours of flying, and it is therefore unclear whether or when a third aircraft will be added.

     Garuda.   We have flown for Garuda periodically since 1973.  In 1997, approximately 40,000 of the 200,000 Indonesians who traveled to Mecca for the Hadj pilgrimage flew on our aircraft. We operated six aircraft for Garuda during the 1998 pilgrimage, and we are operating four aircraft for Garuda for the 2000 Hadj.

     STAF.   We have entered into an agreement with Servicios De Transportes
Aereos Fueguinos to provide one cargo aircraft to STAF for a three-year term that began in May 1998.

Aircraft Fleet

     Our fleet consists of eight leased MD-11 and two leased DC10-30 aircraft. The MD-11 aircraft include five passenger aircraft (two of which are long-range versions), one freighter aircraft, and two convertible aircraft. The DC10-30 aircraft include one passenger aircraft and one convertible aircraft. In addition, we have executed letters of intent to lease three DC10-30 freighter aircraft for 36 months with two one-year extension options each, commencing October 2000, December 2000, and May 2001 respectively.

Maintenance

     Airframe and engine maintenance costs account for most of our maintenance expenses, and they typically increase as the aircraft fleet ages. We outsource major airframe maintenance and engine work to several suppliers, including United Technologies Corporation's Pratt & Whitney Group.

Aviation Fuel

     We purchase aviation fuel at spot prices from major oil companies, under delivery contracts at often frequented commercial locations and from United States military organizations at military bases. Fluctuations in the price of fuel have not had a significant impact on our operations in recent years because, in general, our customer contracts limit our exposure to fuel price increases. Nevertheless, substantial increases in the cost, or reductions in the availability, of aviation fuel could have a material adverse effect on the air transportation industry in general and accordingly on our financial condition and results of operations.

Regulatory Matters

     We are subject to numerous regulations of the U.S. Department of Transportation, the Federal Aviation Administration, and other federal, state, and local government agencies. In 1999, the FAA issued a notice of proposed rulemaking concerning an airworthiness directive that would require the replacement of insulation blankets on our MD-11aircraft, within four years, at an estimated cost of approximately $4.9 million per aircraft. We have not determined how any portion of the replacement cost for which we might be responsible would be financed.

     Our international operations are generally governed by a network of bilateral civil air transport agreements providing for the exchange of traffic rights between governments which then select and designate air carriers authorized to exercise such rights.

Employees

     On May 31, 2000, we had 882 full time equivalent employees classified as follows:

                     Classification                            Number

                  Management                                      14
                  Administrative and Operations                  271
                  Cockpit Crew                                   244
                  Flight Attendants                              353
                                                                 ---
                  Total:                                         882
                                                                 ===
Our flight attendants, cockpit crewmembers, and dispatchers are represented under collective bargaining agreements amendable June 30, 2000, June 30, 2003, and December 31, 2003, respectively. Fewer than twelve of our employees are dispatchers.


                                 RISK FACTORS


     Some of the statements contained or incorporated by reference in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements about our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. Forward-looking statements are often, but not always, made through the use of words or phrases like "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend," and similar words or phrases. Accordingly, these statements involve estimates, assumptions, and uncertainties. Any forward-looking statements are qualified in their entirety by reference to the factors, including risk factors, discussed in this prospectus or incorporated by reference.

     Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in forward-looking statements, you should not over-rely on forward-looking statements. Further, each forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect later events or circumstances as they occur.


     Investing in our common stock involves a high degree of risk. Before agreeing to buy, you should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this prospectus:

Our history of operating losses and expected future losses may hurt our ability to realize our business goals, to operate profitably, or even to continue operations.

     We have experienced operating losses during each of our last two fiscal years. During the years ended December 31, 1999 and 1998, we incurred losses from continuing operations before income taxes and an extraordinary item of approximately $13.7 million and $10.9 million, respectively, and we expect to incur an operating loss in our current fiscal year. At December 31, 1999, we had current assets of approximately $30.3 million and deficit working capital of approximately $24.9 million. We have historically financed our working capital and capital expenditure needs out of cash flow from operations, sales of our common stock, secured borrowings, and other financing from banks and other lenders. However, as a result of our recent operating losses, extended decline in the market price of our common stock, and other factors, we have no practical ability to rely on several of these sources. Specifically, our cash flows from operating activities have declined significantly since 1997, much of our cash flow is used to repay borrowings, we have little or no additional borrowing capability under our existing credit arrangements, all of them asset-based, and there is no perceived market demand for new issuances of our debt or equity securities. In March 2000, we commenced a salary reduction program for many of our employees in an effort to save $5 million over 18 months. The realization of our business goals, the return to profitable operations, or even continued operations, under these circumstances, may depend on our ability, over the next two to three years, to establish and maintain collaborative arrangements with our aircraft lessors, current credit providers, and customers and to establish new sources of revenue with minimal capital expenditures. We are seeking to accomplish each of these objectives but may not succeed.

Our liquidity needs may impair our ability to compete in a capital- and labor-intensive industry.

     In August 1997, we issued $50 million of 8% subordinated senior debentures, due August 26, 2004 and convertible into shares of our common stock at a rate of $8.90 per share, and used net proceeds of approximately $30.6 million to repurchase four million shares of our common stock from WorldCorp and Naluri. During 1999, the holders of $1.2 million of the debentures converted them into our common stock, and we repurchased approximately $8.2 million principal amount of the debentures at approximately a 75% discount from face value.
Nevertheless, at December 31, 1999, our long-term obligations net of current maturities totaled $52.1 million (including $40.5 million in principal amount of debentures). We have established no sinking fund or other mechanism to assure payment of the debentures when they come due, and we have no arrangements or understandings with any debenture holders regarding the possible conversion of the debentures or the restructuring of the debt which they represent. To increase capacity and effectively compete in the airline industry normally requires large investments of capital for the purchase or long-term lease of aircraft, engines, and spare parts and large investments in cockpit crew, flight attendants, and other personnel. Through restructuring our existing aircraft leases and entering into new leases on more attractive terms and conditions, we have been seeking to mitigate that risk. Nevertheless we retain substantial liquidity requirements for debt service and operations, and without any assured source of new capital financing, we may not be able to acquire the equipment, personnel, and other resources we need.

Our business is a market niche activity which is subject to fluctuations in demand.

     We have incurred long-term lease and other obligations to hold aircraft and personnel available for lease to established airline companies and other users of transportation services. Our strategy is to seek to enter into long-term leases with our customers, but our existing commitments for aircraft are for longer terms than our customer commitments. We have historically been dependent on a small number of customers and potential customers, the loss of any one or more of which could have a material adverse effect on our business and operations. Furthermore, our ability to compete in the airline industry requires us to convince the United States government, whose funding is subject to annual appropriations, to contract with us and to persuade other air transportation providers to outsource a portion of their business to us. There is no long-term pent-up demand for our services, and we therefore typically have unused capacity to fill over a six- to twelve-month horizon. This is an inherently risky business model for which there are no clear strategies for success, and it places a premium on our being able to respond opportunistically to transitory market developments.

Political and economic developments beyond our control may impact adversely on our business and operations.

     In recent years, much of our operations and an even greater share of our operating revenues have been dependent on our relationship with the USAF Air Mobility Command and with customers in the Asia Pacific region. The establishment of teaming arrangements for CRAF contracts, the awarding of government contracts, and the structure or even the continuation of the CRAF program involve many political, economic, and other factors over which we have no control. In the United States government's 2000 fiscal year, we lost approximately two-thirds of the USAF's fixed commercial airlift requirement that we enjoyed in the government's previous fiscal year. The Asia Pacific region, meanwhile, endured a major economic crisis, with adverse impact on our operating revenues, in 1997-99. We cannot predict how future military spending budgets, aircraft requirements, national security considerations for a continued strong and balanced CRAF, the political and economic stability of other countries (including those in the Asia Pacific region), and the stability of our competitors will interact to affect our future business.

Airworthiness directives of the FAA may impose significant financial burdens on us.

     We are subject to regulation by the U.S. Federal Aviation Administration and other agencies. The FAA has the power to issue airworthiness directives, the effect of which may be to require us to modify our aircraft, at our expense, to meet perceived inadequacies throughout the airline industry. If we were financially unable to meet a particular airworthiness directive, or if we concluded that complying with an airworthiness directive could not be cost-justified, we would be unable to operate the related aircraft. The FAA has issued an airworthiness directive that will require the replacement, within five years, of the insulation blankets in our eight MD-11 aircraft. We estimate that the replacement will cost approximately $4.9 million per aircraft. We have not determined how any portion of that cost for which we might be responsible would be financed.

If we fail to meet certain financial performance requirements under any of our MD-11 aircraft leases, the lessors could cancel the leases on twelve months notice.

     In 1999, we renegotiated the lease terms for our eight MD-11 aircraft. In connection with those negotiations, we gave the lessors, Boeing and ILFC, the right to cancel the lease of any of the aircraft on twelve months notice, should we fail to meet defined financial performance requirements. We failed to meet the financial performance requirements in 1999, without receiving notice of default or cancellation, and we may continue to be unable to meet them in 2000. Any failure to meet the financial performance requirements and cancellation of the leases could make it difficult or impossible for us to perform on existing contracts with our customers.

If we fail to reach agreement with our flight attendants, we could be subject to a labor stoppage.

     Approximately 39% of our employees are flight attendants, who are represented by a labor union. We have entered into a collective bargaining agreement with the union, and that agreement will be amendable June 30, 2000. Any failure to reach timely agreement with our flight attendants could lead to a labor stoppage that would impair our ability to continue operations and to serve our customers.

We are subject to several large contingent liabilities which, if not resolved in our favor, could impair our operations.

     A German tour operator is seeking damages of approximately $3.5 million against us, in a German court, in connection with a contract dispute. Our flight attendants challenge our compliance with contract provisions requiring us to use foreign flight attendant crews on our flights for Garuda and other foreign carriers, and have filed several grievances against us under which they seek sizeable awards of back pay. We believe that we have meritorious defenses to each of these claims. Nevertheless, if these and other contingent liabilities are not resolved in our favor, our net earnings would be reduced or our net losses increased, perhaps substantially, and our cash available for operations would be further limited.

Any delisting of our common stock by Nasdaq might make it difficult for our shareholders to sell their shares.

     Our common stock is included for trading on the Nasdaq SmallCap Market under the symbol "WLDA". Continued inclusion on that market is subject to our meeting various requirements relating to our assets, capital, earnings, stock price, and corporate governance. Current requirements for continued listing include (1) maintaining net tangible assets of $2 million, market capitalization of $35 million, or net income of $500,000 in the last fiscal year or in two of the last three fiscal years, (2) at least 500,000 shares publicly held with a market value of at least $1 million (excluding shares held directly or indirectly by any officer or director and by any more than 10% beneficial shareholder), (3) a minimum bid price for our common stock of $1.00, (4) at least two market makers, and (5) at least 300 round-lot holders of our shares. In April 2000, Nasdaq informed us that we did not meet the minimum net tangible assets, market capitalization, or net income listing requirement. We have provided Nasdaq with information on our plan to comply with that requirement. In May 2000, Nasdaq informed us that our common stock had not maintained the minimum $1.00 bid price for the required period but told us that it would re-determine our compliance with that requirement if the minimum bid price were maintained for ten consecutive trading days before August 14, 2000. If we are unable to demonstrate compliance after opportunity for a hearing, Nasdaq will delist our common stock from the SmallCap Market, in which case we would seek to list it on the Over-the-Counter Bulletin Board or other national trading market. This might make it more difficult for the holders of our common stock to obtain accurate market value quotations or to sell or pledge their shares. In addition, delisting could subject our common stock to onerous regulation as a "penny stock," further restricting the ability of broker-dealers to sell it.

Federal law and our charter documents limit our non-U.S. ownership.

     As required by federal law, our charter documents provide that no more than 25% of our voting stock may be beneficially owned or controlled by persons who are not citizens of the United States. Any person proposing to purchase or otherwise acquire the shares to be sold, distributed, or otherwise transferred by the selling security holders may be required to give assurances that the proposed purchase will comply with these provisions. These provisions may delay the sale, distribution, or other transfer of our shares, make it impossible for certain persons to acquire our shares at all, or restrict our ability to seek capital on attractive terms.

Since becoming a public company, we have never paid dividends.

     Since becoming a public company in 1995, we have never paid any cash dividends, and we do not anticipate paying cash dividends in the foreseeable future.

The distribution of our shares by WorldCorp and WorldCorp Acquisition Corp. will probably severely limit our use of net operating loss carryforwards.

     At December 31, 1999, we had net operating loss carryforwards for federal income tax purposes of $73.4 million. These might be available to reduce our U.S. federal income tax obligation in future years. However, if we fail to generate future taxable income before the net operating loss carryforwards expire, the opportunity to use them will be lost. Moreover, Section 382 of the Internal Revenue Code limits the use of net operating loss carryforwards in the event of an "ownership change," as defined in the Code. Based on the current market value of our common stock, an ownership change occurring in the near future would severely limit, and might cause a substantial loss of, our existing net operating loss carryforwards to offset future taxable income. The distribution to creditors or other transfer of our common stock by WorldCorp and WorldCorp Acquisition Corp. as described in this prospectus, together with other transactions affecting the ownership of our common stock, will probably result in a severe limitation of our ability to use our existing net operating loss carryforwards to offset future taxable income.

Creditors of WorldCorp and WorldCorp Acquisition Corp. may be unable to enforce any claims they may have in connection with the debtors' distribution of our shares.

     WorldCorp and WorldCorp Acquisition Corp. are being liquidated. The bankruptcy court has permitted them to transfer their remaining shares of our common stock to certain of their creditors. The court's confirmation order provides generally that neither WorldCorp or WorldCorp Acquisition Corp., the liquidating entity, the liquidating agent, the liquidating committee, nor any of their employees, officers, directors, agents, or representatives, nor any professionals employed by any of them nor the creditors' committee, or any of its members, agents, representatives, or professional advisors shall have or incur any liability to any person for any negligent act or omission taken or made in good faith in connection with the liquidating plan. These facts and provisions may make it difficult or impossible for creditors of WorldCorp and WorldCorp Acquisition Corp., whether or not receiving a distribution of our shares, to assert or enforce any claims they may have in connection with the distribution.

Creditors of WorldCorp and WorldCorp Acquisition Corp. receiving a distribution of our shares may incur additional costs, expenses, inconvenience, or risks to dispose of them.

     WorldCorp and WorldCorp Acquisition Corp. have the right to sell the remaining shares of our common stock which they hold and to distribute the proceeds of sale ratably to their eligible creditors. However, in view of the limited trading market for our common stock, WorldCorp and WorldCorp Acquisition Corp. believe that a sale or sales in this manner would likely extend over a long period of time, depress the market price for our common stock, or both. They have therefore determined to distribute the shares, to or for the benefit of creditors beneficially holding allowed WorldCorp debenture and general unsecured claims, without an offer being made to any creditor. Distributing our shares in this manner will effectively transfer to the beneficial holders the cost, expense, inconvenience, and market risk associated with any resale or other transfer of the shares. Moreover, creditors of the debtors beneficially holding allowed debenture claims whose claims are held of record by broker-dealers and other financial institutions through the Depository Trust Company will not receive certificates for shares registered in their names. Instead, share allocations for street name securities holders will be reflected by book entry in accordance with applicable law and customer account agreements. Certificates may be issued in the future to the beneficial holders of our shares held initially in street name only as permitted by applicable law, customer account agreements, and our agreement with our stock transfer agent. Customary transfer charges may be imposed for future certificate issuances.

The distribution of our shares by WorldCorp and WorldCorp Acquisition Corp. will complete our transition to a stand-alone company.

     Since 1987, we have historically operated as a controlled subsidiary of WorldCorp. Our interests and business objectives began to diverge from WorldCorp's as its financial condition worsened and it eventually filed for bankruptcy relief. The distribution of our shares by WorldCorp and WorldCorp Acquisition Corp. will complete our transition to a stand-alone entity and may permit us to pursue our objectives more directly. However, to succeed as a stand-alone entity we may have to continuously change or improve our business strategies, customer base, management, liquidity, and work force. We may not be able to accomplish this.

The distribution of our shares by WorldCorp and WorldCorp Acquisition Corp. may involve additional uncertainties.

     WorldCorp and WorldCorp Acquisition Corp. have advised us that they intend to distribute our remaining shares to the beneficial holders of allowed WorldCorp debenture and general unsecured claims in any and all U.S. states and other jurisdictions, without registration or qualification under the securities laws of those states and other jurisdictions, in reliance on exemptions or exclusions from registration or qualification. Neither we nor any state securities regulator has confirmed the availability of the exemptions or exclusions being relied upon by WorldCorp and WorldCorp Acquisition Corp., and we disclaim any obligation to do so. Beneficial holders will have no right to dissent from the distribution of our shares or to demand cash or any other items of value in lieu of our shares. If applicable law prohibits a creditor from holding our shares, the liquidating agent may sell the shares of our common stock allocable to the creditor and distribute the net proceeds of sale to the creditor. Creditors will have no rights of shareholders, including the right to vote their shares and to share in any dividends or distributions which may be declared by our board of directors, until the outstanding certificates of WorldCorp and WorldCorp Acquisition Corp. for our shares have been tendered for transfer and all requirements of our transfer agent for the issuance of certificates to the beneficial holders have been complied with. This plan of distribution may be deemed to involve additional uncertainties, the extent of which cannot be quantified with precision.


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale or distribution of the shares of common stock offered by the selling security holders.


                           SELLING SECURITY HOLDERS

     Under federal law, we have registered for sale or distribution 4,201,351 shares of our common stock which, at March 31, 2000, were beneficially owned by the following selling security holders:

                                   Shares Beneficially Owned    Number of     Shares Beneficially Owned
                                            Before                Shares                After
                                         the Offering             Being             the Offering
                                         ------------            Offered            ------------
                                                                 -------
    Selling Security Holder          Number        Percent                      Number        Percent
    -----------------------          ------        -------                      ------        -------
WorldCorp, Inc.                      2,201,351      21.6%        2,201,351         0               0.0%
5068 West Plano Parkway
Suite 345
Plano, TX  75093
Attn: W. Joseph Dryer, President

The Boeing Company                   1,000,000       8.9%        1,000,000         0               0.0%
7755 E. Marginal Way South
Seattle, WA 98108

International Lease Finance          1,000,000       8.9%        1,000,000         0               0.0%
Corporation
1999 Avenue of the Stars
Suite 3900
Los Angeles, CA  90067

     At March 31, 2000, WorldCorp owned 13,761 shares directly and 2,187,590 shares indirectly, through its wholly-owned subsidiary, WorldCorp Acquisition Corp. Boeing and ILFC have the right to acquire their shares, for $2.50 per share, upon the exercise of currently exercisable common stock purchase warrants. ILFC is a wholly-owned subsidiary of National Union Fire Insurance Company of Pittsburgh, Pa., and National Union is a wholly-owned subsidiary of American International Group, Inc., with which other companies ILFC shares beneficial ownership of our warrant shares. Percentages of shares outstanding before the offering are based on the 10,179,419 shares of our common stock outstanding on March 31, 2000 and, in the case of Boeing and ILFC, assume the exercise in full of their warrants. Shares to be offered and shares beneficially owned after the offering assume the exercise in full of the warrants and the sale of all shares offered, respectively.

     WorldCorp is our affiliate based on its stock ownership and the fact that two of its directors - Wilbur L. Ross, Jr. and Gordon C. McCormick - are members of our Board of Directors. (Messrs. Ross and McCormick have advised us that they will resign from our Board of Directors when the distribution of our shares held by WorldCorp has been commenced.) As lessors, Boeing and ILFC provide us with eight of the ten of the aircraft which we use in our operations under written lease agreements. They too may be deemed to be our affiliates based on their beneficial stock ownership or the control which they may be deemed to exercise as lessors, or both.

     Each selling security holder has provided us with the information concerning it in this section for use in this prospectus.


                             PLAN OF DISTRIBUTION

     Each of the selling security holders may sell our shares of common stock from time to time in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Thus, for example, each selling security holder may offer the shares in any one or more of the following transactions:

     . on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq SmallCap Market

     .    in the over-the-counter market

     .    in private transactions

     .    through the sale and exercise of options

     .    by pledge to secure debts or other obligations

     In addition, WorldCorp and WorldCorp Acquisition Corp., in the discretion of their liquidating agent and with the consent of their liquidating committee, may distribute remaining shares of our common stock held by them to holders of record, at April 21, 2000, of allowed WorldCorp debenture claims and general unsecured claims, as those terms are defined in the WorldCorp liquidating plan of reorganization, without making an offer to distribute the shares, provided that the distribution is permitted by and made in compliance with applicable securities laws. A copy of the liquidating plan of reorganization is filed as an exhibit to the registration statement of which this prospectus is a part. It is also attached to the disclosure statement which WorldCorp previously provided to the holders of its allowed debenture claims and general unsecured claims. Any shares not disposed of in this fashion would be held by the liquidating entity for future sale or other disposition for the benefit of holders of allowed WorldCorp debenture claims and general unsecured claims.

     WorldCorp has advised us that it believes there are approximately 25 holders of WorldCorp allowed general unsecured claims. Substantially all of the WorldCorp allowed debenture claims are held of record by Cede & Co., the nominee holder for Depository Trust Company, through which many registered broker-dealers and other financial institutions hold securities. Under agreements between Depository Trust Company and the financial institutions it represents, and between the financial institutions and their customers, respectively, Depository Trust Company and the financial institutions are restricted from identifying to us the beneficial owners, their beneficial holdings, their qualifications as investors, and their jurisdictions of residence or domicile, but will routinely agree to act as a conduit in the distribution to beneficial owners of securities disclosure documents and other communications.

     WorldCorp has further advised us that, on the advice of their counsel, the liquidating agent, the liquidating committee, and WorldCorp and WorldCorp Acquisition Corp. have concluded that the remaining shares of our common stock held by the liquidating entity may properly be distributed in reliance upon exemptions or exclusions from registration or qualification (including those applicable to acts incident to a "judicially approved reorganization") under the securities laws of all 50 U.S. states, the District of Columbia, Puerto Rico, and Guam.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     The shares of common stock described in this prospectus may be sold from time to time directly by the selling security holders. Alternatively, the selling security holders may from time to time offer shares of common stock to or through underwriters, broker-dealers, or agents. The selling security holders, and any underwriters, broker-dealers, or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker-dealer, or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than under the terms of this prospectus. The selling security holders may not sell all of the shares. The selling security holders may transfer, will, or gift such shares by other means not described in this prospectus.

     To comply with the securities laws of some jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in some jurisdictions, the common stock may not be offered or sold unless it has been registered or qualified for sale or an exemption is available and complied with.

     Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for nine business days prior to the start of the distribution. In addition, each selling security holder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling security holders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     All expenses of this registration will be allocated among the selling security holders based on the number of shares offered by each under this prospectus. These expenses include the SEC registration fee and any state securities or "blue sky" filing fees, legal fees, accounting fees, printing expenses, Nasdaq listing fees, and other charges. We estimate that total expenses in connection with this offering will be approximately $75,000. We will pay Boeing and ILFC's share of the registration expenses as provided in the warrant agreements under which they acquired their registration rights. WorldCorp will pay the share of the registration expenses allocable to it and to WorldCorp Acquisition Corp.

     Except during the first 90 days after the April 26, 2000 effective date of the registration statement of which this prospectus is a part, any selling security holder requesting or requiring a post-effective amendment to the registration statement or a supplement to this prospectus will pay all expenses in connection with the preparation of the post-effective amendment or supplement. During the first 90 days after the effective date of the registration statement, we will pay these expenses for Boeing and ILFC, and the WorldCorp liquidating entity will pay these expenses with respect to any of our shares it may then own.

     The selling security holders will pay all applicable selling expenses, including any broker-dealer discounts and commissions, transfer fees, and taxes and tax withholdings, in connection with any sale by them of our shares.

     This prospectus may not be used in connection with any resale of our common stock sold or distributed in this offering. However, we believe that, except for our "affiliates" and statutory underwriters within the meaning of the federal securities and bankruptcy laws, persons acquiring our shares in this offering may resell without registration under the federal securities laws and that, except for "affiliates" and statutory underwriters, our shares may be resold without restriction or volume limitation under federal law.

     WorldCorp has advised us that its distribution of cash and our shares to beneficial holders of its allowed debenture claims and general unsecured claims will be treated as a taxable distribution to the holders in exchange for or satisfaction of their claims, and that a holder generally will recognize gain or loss in an amount equal to the difference between (i) the "amount realized" in respect of the claim (other than any claim for accrued but unpaid interest) and
(ii) the holder's tax basis in the claim (other than any claim for accrued but unpaid interest). In general, the "amount realized" by the holder will equal the aggregate fair market value of the cash and shares received, and any of our shares received by a holder will have a tax basis in the hands of the holder equal to the fair market value of the shares on the date of distribution. (It is possible, however, that a holder realizing a loss on a claim may not be able to recognize that loss until there has been a final determination of the entire amount the holder is to receive.) The character of any gain or loss recognized by a holder in respect of its claim as long-term or short-term capital gain or loss, or as ordinary income or loss, will be determined by a number of factors, including the tax status of the holder, whether the claim constitutes a capital asset in the hands of the holder and has been held for more than one year, whether the claim was purchased at a discount, and whether and to what extent the holder has previously claimed a bad debt deduction.

     WorldCorp has advised us that each distribution in respect of a claim will be allocated first to the principal amount of the claim and, only if there is any excess, second to accrued but unpaid interest. However, there is no assurance that the Internal Revenue Service will respect that allocation for federal income tax purposes. WorldCorp has also advised us that, in general, to the extent that the amount received (whether in cash or our shares) by a WorldCorp debtholder is received in satisfaction of interest that accrued during the holder's holding period, the amount will be taxable to the holder as interest income if not previously included in the holder's income. Conversely, a holder generally recognizes a deductible loss to the extent that it does not receive payment of interest that has previously been included in its income.

     Finally, WorldCorp has advised us that the brief discussion of applicable federal income tax principles summarized in this prospectus is not intended to constitute tax advice to any recipient of our shares or to substitute for careful tax planning with a tax professional, and that the tax consequences of the distribution are complex and, in some cases, uncertain. Accordingly, beneficial holders of allowed WorldCorp debenture claims and general unsecured claims receiving distributions of our shares should consult with their individual accountants and tax advisors about the accounting and tax aspects of the distribution, refer to the WorldCorp disclosure statement for additional information, and, until the completion of WorldCorp's liquidation, direct any questions they may have about the distribution to W. Joseph Dryer, President, WorldCorp, Inc., 5068 West Plano Parkway, Suite 345, Plano, Texas 75093, tel:
(972) 381-4255, fax: (972) 381-4254.

     The information disclosed in this section concerning each selling security holder's plan of distribution has been provided by the respective security holder specifically for inclusion in this prospectus. Neither we nor any other person has made any independent determination that any plan of distribution is in compliance with all applicable legal requirements, and we disclaim any obligation to do so.


                                 LEGAL MATTERS

     Cathy Sigalas, Esq., our general counsel, has given her opinion that the shares offered in this prospectus have been validly authorized and that the shares which have been issued are, and the shares which may be acquired upon the exercise of issued and outstanding warrants, when issued for the consideration set forth in the warrant agreements, will be, validly issued, fully paid, and nonassessable.


                                    EXPERTS

     Our financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference in the registration statement of which this prospectus is a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

                               Table of Contents

                                                                  Page
     Where You Can Get More Information                             2
     World Airways, Inc.                                            3
     Risk Factors                                                   9
     Use Of Proceeds                                               15
     Selling Security Holders                                      15
     Plan Of Distribution                                          17
     Legal Matters                                                 20
     Experts                                                       20

                           _________________________


                               4,201,351 Shares

                              WORLD AIRWAYS, INC.

                                 Common Stock

                           ________________________


                                  PROSPECTUS

                           ________________________



     Until August 16, 2000 (40 days after the commencement of WorldCorp's distribution), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



                                 June 29, 2000